U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                             SEC File Number 0-12701
                                             Cusip Number 229725106

Form 10-QSB

For Period Ended April 8, 2001

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing noted above, identify the Item to which the notification relates:

        Part I, Item 1. - Financial Statements
        Part I, Item 2. - Management's Discussion and Analysis or Operations and Financial Condition Results of Operations

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
         Cucos Inc.

Address of Principal Executive Office:
        110 Veterans Blvd., Suite 222, Metairie, LA 70005

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

        (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                Not applicable.

PART III -- NARRATIVE

        The Registrant's Quarterly Report on Form 10-QSB could not be filed on or before the due date, May 23, 2001, without unreasonable effort and expense, as a result of delays experienced in preparing its financial statements for the quarterly period ended April 8, 2001. The reason for the delay is because the Registrant is in arrears in paying its accountants, has been unable to obtain their review of the interim financial statements, but hopes to be able to obtain their review and file an amended Form 10-QSB within 15 days (the time permitted by the rule).

PART IV -- OTHER INFORMATION

        (1)     Name and telephone number of person to contact in regard to this notification:

                James W. Osborn , 504-835-0306

        (2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

                Yes.

        (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                No.

        Cucos Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

CUCOS INC.
(Registrant)

Date: May 23, 2001	By: /s/ James W. Osborn
James W. Osborn, President and Chief
Executive Officer